Filed by Southside Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Southside Bancshares, Inc.
Commission File No.: 000-12247

Transcript of Southside Bancshares, Inc. Conference Call on Diboll State Bancshares, Inc. Merger
June 13, 2017, 9:00 a.m. CDT

Corporate Participants

Lee R. Gibson; Southside Bancshares, Inc.; CEO, President and Director
Julie N. Shamburger; Southside Bancshares, Inc.; CFO and Executive VP
Suni Davis; Southside Bancshares, Inc.; Chief Risk Officer and Senior VP

Conference Call Participants

Bradley Jason Milsaps; Sandler O'Neill + Partners, L.P., Research Division; MD of Equity Research
Brady Matthew Gailey; Keefe, Bruyette, & Woods, Inc., Research Division; MD
Brian James Zabora; Hovde Group, LLC, Research Division; Director
Michael Masters Young; SunTrust Robinson Humphrey, Inc., Research Division; VP and Analyst
Peter Finley Ruiz; Sandler O'Neill + Partners, L.P., Research Division; VP, Equity Research

Presentation

Operator: Good day, ladies and gentlemen. Welcome to the Southside Bancshares, Inc. Merger with Diboll Bancshares, Inc. Announcement Conference Call. (Operator Instructions)

And here now to discuss this conference call, Suni Davis, you may begin.

Suni Davis: Thank you, Kevin. Good morning everyone, and thank you for joining us today. The purpose of this call is to discuss the Company's announcement of our agreement to acquire Diboll State Bancshares, Inc., the holding company for First Bank & Trust East Texas, which is headquartered in Diboll. A transcript of today's call will be posted on southside.com under Investor Relations. During today's call, and in other disclosures and presentations, I will remind you that any forward-looking statements made are subject to risks and uncertainties. Factors that could materially change our current forward-looking assumptions are described in the related press release and in our Form 10-K.

Joining me today to discuss Southside Bancshares' merger with Diboll State Bancshares are Lee Gibson, President and CEO; and Julie Shamburger, Executive Vice President and CFO. Our agenda today is as follows: First, Lee will share his comments on the merger; then Julie will go over the terms of the transaction and the expected financial impact. I will now turn the call over to Lee.

Lee R. Gibson: Thank you, Suni. We are extremely excited to announce this merger and welcome First Bank & Trust East Texas to the Southside family. First Bank & Trust East Texas, founded in 1953, has built a great franchise in contiguous markets throughout East Texas that complement and expand Southside's East Texas presence. There is minimal overlap in our footprints, yet the similarities of our cultures and the communities we serve, make this a really nice fit for our customers and employees. Jay Shands and his team have been a pleasure to deal with throughout the negotiations and we think that this will carry over to a seamless integration once the merger closes. Finally, this is financially attractive to Southside's shareholders, with full run-rate earnings per share accretion of 7%, an attractive internal rate of return and a tangible book value earn-back period of less than 4 years.

If you'll turn to slide 4 of the presentation, I'll point out some of the attributes of First Bank & Trust East Texas that we are particularly drawn to. First Bank & Trust East Texas has a long, rich heritage. It is locally owned and operated with significant insider ownership. They have an exceptional deposit base with 35% of total deposits in noninterest-bearing accounts and a cost of deposits of only 12 basis points. Further, the bank's yield on loans is over 5%, reflecting the community bank feel of the organization.

It's a well-run, profitable bank, with a return on average assets of 1.2% over the last 12 months, reflective of these strong operating metrics. The trust department nearly doubles the size of our trust assets under management, while providing additional synergy opportunities.

On slide 5, you'll see a summary of the combined franchise. This transaction takes us to almost $6.7 billion in total assets and $4.6 billion in deposits. We believe the added scale and expected synergies will help us continue to execute our business strategy. The map on the right shows our dual presence in East Texas and the Dallas-Fort Worth area.

We really like how this franchise fits with Southside from a geographic preference perspective. The expanded East Texas market provide stability and low-cost funding, while the DFW market combined with our Austin market offer greater growth prospects on the asset side. Our enhanced market diversification as a result of this merger, also helps insulate us from economic cycles in the individual markets.

On slide 6, you'll see our market position in the State of Texas. On a combined basis, we will have $4.6 billion in deposits in Texas, significantly strengthening our position as the 10th largest among Texas-based institutions. On slides 7 and 8, they show what our combined loan and deposit profiles will look like. Our loan profiles, with the exception of our municipal loans, are very similar in a lot of respects. On the deposit side, as I have stated, we're really excited about the strength of the deposit franchise that First Bank & Trust East Texas brings to this merger, a large core deposit base with only 8% in jumbo time deposits and a cost of deposits of only 12 basis points. We think there is a lot of value in the deposit franchise.

With that, I'll turn it over to Julie Shamburger to go over the terms of the transaction and the expected financial impact.

Julie N. Shamburger: Thank you, Lee. The transaction summary on slide 9 provides an overview of the terms of the transaction. The aggregate consideration offered is fixed at 5,535,000 shares of Southside stock and up to $25 million of cash. Based on yesterday's market close, the transaction is valued at about $218.8 million in total.

Following the close of the merger, we will expand our Board of Directors by 2 members, which will be filled by 2 members of the Diboll State Bancshares board. Based on the number of shares issued, the current Diboll shareholders will own approximately 16% of the pro forma shares outstanding. We expect the transaction to close in the fourth quarter of this year, subject to customary regulatory approvals and shareholder approval at Diboll.

Turning to slide 10. I'll review the expected financial impact of the transaction. Based on yesterday's market close, we are paying 2.28 times tangible book value, approximately 19 times trailing earnings and a 14.6% core deposit premium. If we were to apply our cost savings percentage to trailing earnings, we believe the multiple is closer to 13 times.

We expect the transaction to result in 7% earnings accretion on a full run-rate basis in 2019 an approximate 4-year tangible book value earn-back period using the crossover method in an internal rate of return of approximately 17%. These metrics do not include any potential revenue enhancements or balance sheet restructuring.

We expect to realize cost savings of approximately 32% of Diboll's noninterest expense. We forecast 75% in the cost savings will be realized in 2018 and the full amount will be realized in 2019 and beyond. Our capital will remain well-above, well-capitalized at the close, with a 9.1% leverage ratio and 18% total capital ratio. I will now turn the call over to the operator for questions. Thank you.

Questions and Answers

Operator: (Operator Instructions) Our first question comes from Brady Gailey from KBW.

Brady Matthew Gailey: So maybe to start, I know you have talked about EPS accretion. You've given us the roughly 4-year earn-back. What is the initial tangible book value per share dilution? Whether you look at it in percentage terms or in a pennies per share, what is that number?

Lee R. Gibson: It's right around 5%.

Julie N. Shamburger: 5.1%.

Lee R. Gibson: 5.1%.

Brady Matthew Gailey: Okay. All right, that's helpful. Then when you look at cost saves, I mean, there is not a lot of overlap. As Julie said, it's 32%. But what are the bigger components of cost saves? And do you all plan to close any of their branches?

Julie N. Shamburger: Thank you, Brady. We think most of the cost saves are -- that we're going to see cost saves in IT, IT-related cost saves, duplication of efforts. We will have some branch consolidations, implementation of some of our automated processes that we have now and various other operating cost synergies and probably in our audit and legal fees.

Brady Matthew Gailey: Okay. And then lastly, you mentioned their insider ownership. How big of an ownership does their insiders own, and are they subject to any sort of lockup?

Lee R. Gibson: They did sign some agreements. And the agreements that were signed amounted to about 48% of the shares.

Operator: Our next question comes from Bradley Milsaps from Sandler O'Neill.

Peter Finley Ruiz: This is Peter Ruiz on for Brad. Just wanted to follow up and see maybe if you guys can talk about some potential revenue synergies. I'm sure that none are modeled in your 5.5% EPS accretion in '18 and 7% after that. But if you can maybe just talk about maybe your plans around balance sheet repositioning, maybe possibly paying off your FHLBs, anything like that.

Lee R. Gibson: Okay. Yes, some of the revenue enhancements, you've touched on one there, potential for us to pay down some of the home loan bank advances. Additionally, we think there are some loan growth opportunities with the combined size of the organization that will have a much larger loan limit, and we should be able to capitalize on that. We also believe that we can restructure the investment portfolio and pick up some revenue there as well.

Bradley Jason Milsaps: Okay, that's great. And maybe, is there going to be any sort of change -- they have a similar loan-to-deposit ratio compare to you guys. Is there any sort of potential to take that higher? Or do you kind of just want to keep it in line with where you guys currently are?

Lee R. Gibson: We would not mind taking it higher. I think our overall goal is to switch the balance sheet composition mix from investments and loans to 70% loans and 30% securities. So we believe that there is plenty of opportunity in our combined markets to potentially do that over a number of years. So yes, we do not -- we would like to see it go higher.

Bradley Jason Milsaps: Okay. And just one last one for me. If you could maybe just talk about -- you spoke to the growth opportunities, with them having a larger loan limit. Can you talk about kind of your growth expectations for the East Texas markets in general?

Lee R. Gibson: East Texas in general has been just a good, slow, steady growth area. The East Texas part of the state probably has more resources, natural resources than just about any other part of the state. There's ample water, things of that nature, so the growth prospects for East Texas moving forward, I think, are very positive. And the areas that we are currently in and the new, expanded areas are definitely some of the areas that the growth will likely occur in.

Operator: Our next question comes from Michael Young, SunTrust.

Michael Masters Young: Lee, could you maybe start by just giving us a little bit of background on the deal, how it came together, and the time line of -- and whether or not it was a negotiated process or an auction?

Lee R. Gibson: We probably started talking approximately 6 months ago. I do think that there was another party that was potentially looking at this. I don't think -- it certainly wasn't an auction by any means. And we took a look at it. We visited, we've -- primary thing we wanted to make sure -- both sides wanted to make sure of is, is it a good cultural fit for the two organizations, because that, to me, is key. And it definitely fit in our market area that we're interested in. We've always said we're interested in the East Texas over to Fort Worth down to Austin and back again. So this was just a great opportunity for us to expand our profile in East Texas. And I think the cultures are very, very similar. The more we talked, I think both sides began to realize that there was a very strong fit there.

Michael Masters Young: Okay, great. And of the loan and deposit portfolio, how much of that is in there sort of -- if we just look at their footprint from a branch network, how much is there versus how much might be in sort of DFW or Austin or even anything outside the state to the East?

Lee R. Gibson: I think on their loan portfolio, we found very little that was outside their footprint. Most of it was in their footprint. I'm sure that there's something that's outside the state, but very, very little, probably a home loan or two. But I think you're going to find that most of it is sitting right there in their footprint and very little bit outside of it.

Michael Masters Young: Okay, great. And just lastly, what kind of growth rate are you assuming for them going forward. It looks like they've been growing in a kind of 3% to 4% rate. Is that about what you all modeled?

Lee R. Gibson: We did. I think we modeled a growth rate of 4.5%.

Michael Masters Young: Okay. And are you guys going to take a pause? I know with your last deal with Omni, you guys took a pause for about a year. Do you expect a similar pause this time? Or is this deal something that you feel like you can continue to be acquisitive?

Lee R. Gibson: I don't know whether -- that we'll pause as long as we did with Omni, but yes, we're going to -- we want to definitely make sure that the integration of this goes well, and we will be focused on this for the next several months.

Operator: Our next question comes from Brian Zabora with Hovde Group.

Brian James Zabora: A question first on the loan portfolio. Do you have a very early estimate on the loan marks?

Lee R. Gibson: The loan mark we're using is 1.75%.

Brian James Zabora: Okay. Great. And then do you have the timing of the system's conversion?

Lee R. Gibson: We -- we're expecting to convert probably 2 to 3 months after we close the deal.

Brian James Zabora: Okay, great. And just lastly, how does this maybe impact your asset sensitivity? Do you have early indications of what that may -- your balance sheet may look like with the new assets?

Lee R. Gibson: I think that in terms of the interest rate sensitivity, we're looking at -- with the -- their strong core deposit franchise, we are looking at becoming a little more asset sensitive than we were.

Operator: And I'm not showing any further questions at this time.

Lee R. Gibson: Okay. Thank you for joining us today. I'd like to again reiterate how excited we are about this transaction. It's a great fit for us, a well-run, profitable bank with an outstanding deposit franchise, continuous markets that complement and significantly expand our East Texas presence, and synergy opportunities that should produce great results as a combined organization. Thank you, again, for joining us.

Operator: Ladies and gentlemen, this does conclude today's presentation. You may now disconnect, and have a wonderful day.

Forward-Looking Statements

Certain statements of other than historical fact that are contained in this document and in other written materials, press releases and oral statements issued by or on behalf of Southside Bancshares, Inc. (“Southside”) or Diboll State Bancshares, Inc. (“Diboll”) may be considered to be “forward-looking statements” within the meaning of and subject to the protections of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. These statements may include words such as “expect,” “estimate,” “project,” “anticipate,” “appear,” “believe,” “could,” “should,” “may,” “likely,” “intend,” “probability,” “risk,” “target,” “objective,” “plans,” “potential,” and similar expressions, although not all forward-looking statements contain such language. Forward-looking statements are statements with respect to Southside’s or Diboll’s beliefs, plans, expectations, objectives, goals, anticipations, assumptions, estimates, intentions and future performance and are subject to significant known and unknown risks and uncertainties, which could cause Southside’s or Diboll’s actual results, respectively, to differ materially from the results discussed in the forward-looking statements. For example, statements about the proposed merger involving Southside and Diboll, including future financial and operating results, Southside’s and Diboll’s plans, objectives, expectations and intentions, the expected timing of completion of the merger and other statements are not historical facts. Among the key factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the following: (i) the ability to obtain the requisite Diboll shareholder approval; (ii) the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; (iii) the risk that a condition to the closing of the merger may not be satisfied; (iv) the timing to consummate the proposed merger; (v) the risk that the businesses will not be integrated successfully; (vi) the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; (vii) disruption from the transaction making it more difficult to maintain relationships with customers, employees or vendors; (viii) the diversion of management time on merger-related issues; and (ix) liquidity risk affecting Southside’s and Diboll’s abilities to meet its obligations when they come due.

Additional information concerning Southside and its business, including additional factors that could materially affect its financial results, is included in Southside’s Annual Report on Form 10-K for the year ended December 31, 2016 under “Business” and Item 1A. “Risk Factors,” and in Southside’s other filings with the Securities and Exchange Commission (the “SEC”). Except as required by law, each of Southside and Diboll disclaims any obligation to update any factors or to announce publicly the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

Additional Information About the Proposed Mergers and Where to Find It

Southside Bancshares, Inc. will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Diboll State Bancshares, Inc. that will also constitute a prospectus of Southside Bancshares, Inc. After the registration statement is declared effective by the SEC, a definitive proxy statement/prospectus will be delivered to the shareholders of Diboll State Bancshares, Inc. SOUTHSIDE BANCSHARES, INC. AND DIBOLL STATE BANCSHARES, INC. URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain (when available) copies of all documents filed with the SEC regarding the transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from: (i) Southside Bancshares, Inc.’s website (www.southside.com) under the tab “Investor Relations,” and then under the tab “Documents”; (ii) Southside Bancshares, Inc. upon written request to Corporate Secretary, P.O. Box 8444, Tyler, Texas 75711; or (iii) Diboll State Bancshares, Inc. upon written request to Jay Shands at 104 North Temple Drive, Diboll, TX 75941.